Exhibit 99.184

NexTech AR’s InfernoAR Video Conferencing Virtual Events Software Chosen By ICSOBA

Video Conferencing Platform InfernoAR Experiencing global Demand

Santa Cruz, CA – Toronto, ON –July 20th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and AR-enhanced video conferencing and virtual events is pleased to announce that ICSOBA has chosen InfernoAR for its 38th annual event November 16-18 at a cost of $40,000, with the potential for additional revenue from ScreenAR. The International Committee for Study of Bauxite, Alumina & Aluminium (ICSOBA) unites industry professionals representing major bauxite, alumina and aluminium producing companies, technology suppliers, researchers and consultants from around the world. With the rapid rise in global demand for video and virtual events, the company is experiencing a surge in demand for its InfernoAR video conferencing and virtual events services.

With the companies recently announced new ScreenAR any virtual event can become engaging and have a one-of-a-kind immersive experience that everyone is craving today. With an initial launch price of $9,999 the potential for upselling ScreenAR and generating additional revenue is substantial even for a small event with 100 booths.

SEE DEMO VIDEO HERE

Pete Dunn Sr VP of Sales, NexTech comments, “I’m honoured that the International Committee for Study of Bauxite, Alumina and Aluminium (ICSOBA) has chosen InfernoAR to host their 38th annual International Conference bringing together their global audience in an exciting new format.” He continues, “I have already had several conversations with their Chairman who sees the future of their annual events as hybrid. They have also introduced us to their close partners, the Aluminium Research Centre REGAL - from the University Laval in Canada who have also made the decision to host their annual event for students using our InfernoAR platform.”

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Mr Dunn further comments on the sales climate for InfernoAR, “In all my 21 years experience in high level sales I have never seen anything like the demand I am currently witnessing for our virtual event solutions even as some countries are slowly opening up events - the future is truly hybrid and to call the daily enquiries and lead flow insatiable is not doing it justice. Furthermore it’s far more than just quantity, it’s the absolute quality and caliber of the companies and organisations that I am speaking with and we are helping. Some truly mind blowing global institutions across multiple industries.”

Evan Gappelberg CEO of NexTech comments, “We believe that having such a prestigious international organization as ICSOBA choose us over the competition validates our platform as one of the leading video conference virtual events platforms not just in North America but globally. InfernoAR is being chosen by more and more customers because of its full spectrum of offerings including end to end security encryption, Interactive Video, Artificial Intelligence and Augmented Reality all in one super-secure platform.” He continues, “with video being the new voice during this ‘virtual gold rush’ we will continue to push more interactive and immersive video centric features such as ScreenAR which we see as a industry game changing innovation creating long term value and sustainability for our business.”

ICSOBA was formed in 1963 in Zagreb (Yugoslavia), and in the past half century it has become a well recognized and truly international organization. The main objective of ICSOBA is to promote the exchange of ideas and results of the work from different fields of research related to bauxite exploration and mining, and alumina and aluminium production.

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About InfernoAR

InfernoAR, supports clients that require integration with enterprise systems, custom workflow, cognitive search and discovery, interactive features and secure multi-CDN streaming in front of and behind the firewall. The platform services Fortune 500 businesses like Johnson and Johnson, Viacom, Polycom and others. It’s super secure with token authentication allowing the CDNs to reject serving videos to unauthorized users, by taking the JWT authentication to the edge security is pushed closer to the user and load is taken off the core application. InfernoAR has been providing top products and service in the video streaming space for 10+ years.

Recent Company Highlights in 2020:

●	July 13, 2020 The company is launching a new video conferencing software into its InfernoAR platform (September 2020). The new video conferencing features will integrate collaborative classroom learning, one to one networking and traditional video conferencing directly into the platform letting users seamlessly launch and manage both collaborative experiences and large audience events directly from InfernoAR.

●	July 8, 2020 The company is pleased to announce that it has filed to uplist its stock to the Nasdaq Capital Market.

●	July 2, 2020: Hired Arnaud Amet as Director of Sales for Europe. Mr. Amet situated in Paris, France comes from regional and global sales and marketing roles in Microsoft (MSFT) where he worked for over a decade ending in 2015. He also has significant experience with his own startup in sales and marketing of AR/VR to large brands partnering with Facebook (FB), Huawei and Microsoft.

●	June 29, 2020: signed a contract to supply its InfernoAR video conferencing and virtual events platform to the Dallas Independent School District (Dallas ISD).

●	June 19, 2020: NexTech closed a private placement of 1,528,036 units priced at the market price of $2.10 per unit (the “Units”) for gross proceeds of $3,208,875 (the “Offering”). This financing provides the company with a healthy cash and inventory position of over $7.5million - its highest ever.

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●	June 18, 2020: Company announces that it has signed a partner supplier agreement with BDA, LLC. BDA Sports will be using the InfernoAR virtual event platform for their signature annual Think Tank 2020 program for teams in NHL, NBA, MLB, and NFL.

●	June 10, 2020: Company signed a partner agreement and contract to provide its InfernoAR Virtual Events platform services to Skybridge World Dubai clients. Skybridge is a leading events, exhibition and marketing solutions provider to global corporations whose clients include: Emirates Glass, IBM, Lilly, Henkel, Amgen and many others. NexTech and Skybridge have already solidified their partnership and signed up their first customer, Bohringer Ingelheim.

●	June 4, 2020 The company launched its new ARitize360 app now live and available for a FREE download on both iOS and Android. The app’s 3D scan technology will add to the revenue-generating power of its AR eCommerce solution and its recently launched 3D/AR advertising platform.

●	June 3, 2020: The company achieved record revenue and gross profit for the month of May 2020. Both revenue and gross profit showed dramatic increases in May. Notably, compared to May 2019, the company’s revenue increased 169% to $1,300,000 while gross profit grew 290% to $800,000 representing the highest revenue and gross profit ever achieved in a single month.

●	June 1, 2020 : CEO Evan Gappelberg purchased 100,000 shares. It was reported that on 5/5/2020 he purchased 929,885 common shares of NexTech common stock, this is his fourth buy for the year 2020.

●	May 25, 2020: Signed a contract to supply its Augmented Reality Solutions to a $30 billion market capital, publicly-traded global technology company.

●	May 22, 2020: The company announced very positive results for its recently launched 3D/AR Ad Network which went live on February 4th 2020. Using the company’s 3D/AR ads resulted in a 300% increase in sales conversions, a 32% increase in click-through-rate (CTR) and a 23% lower cost per click than traditional 2D ads.

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●	May 21, 2020: InfernoAR Virtual Events platform chosen to supply a $13 billion capital, publicly-traded global insurance company, for their global leadership two day summit starting June 6th.

●	May 19, 2020: Inferno AR integration with Cvent Solutions optimizing the entire InfernoAR event management value chain. Integration with CVENT will broaden the utility and increase the appeal of the platform by helping end-users seamlessly register and become more productive while using the platform.

●	May 14, 2020: Q1 Revenue grows 177% to $2.5 million, Gross Profit grows 267% to $1.3 million, Working Capital of $3.5 million.

●	May 12, 2020: InfernoAR platform integration with all major video platforms including its previously announced integration with Zoom, Microsoft Teams, Skype, and new integrations with Cisco Webex, BlueJeans, Google Hangouts, Google Meet, and GoToMeetings. These critical integrations continue to extend the capabilities of the platform, broaden the utility of the platform and help end-users become even more productive while using the platform.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

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The company is pursuing four verticals in AR.

ARitize™ For eCommerce: The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

InfernoAR: the world’s most advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages put InfernoAR in a class by itself.

ARitize™ Hollywood Studios: expected to launch in 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

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The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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